UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 14, 2021, the board of directors, or the Board, of NLS Pharmaceutics Ltd., or the Registrant, adopted the Share Option Plan Regulation 2021, or the Option Plan. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase the Registrant’s common shares. The Board allocated fifteen percent (15%) of the Registrant’s fully diluted shares to awards that may be made pursuant to the Option Plan.

The foregoing is a summary description of certain terms of the Option Plan. For a full description of all terms, please refer to the copy of the Option Plan that is filed herewith as Exhibit 99.1 to this form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
99.1	Share Option Plan Regulation 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 22, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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